February 10, 2026

Menchem Shalom
Chief Executive Officer
T3 Defense Inc.
575 Fifth Ave., 14th Floor
New York, New York 10017

       Re: T3 Defense Inc.
           Draft Registration Statement on Form S-1
           Submitted February 2, 2026
           CIK No. 0001787518
Dear Menchem Shalom:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at 202-551-6022 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Daniel L. Woodard